File No. 001-16189

FORM 11-K
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
ANNUAL REPORT
PURSUANT TO SECTION 15(d)
of the
SECURITIES AND EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2005
NISOURCE INC. RETIREMENT SAVINGS PLAN
NiSource Inc.
801 E. 86th Avenue
Merrillville, IN 46410

NiSource Inc.
Retirement Savings Plan

Financial Statements as of December 31,
2005 and 2004 and for the Year Ended
December 31, 2005, Supplemental
Schedule as of December 31, 2005, and Report
of Independent Registered Public Accounting
Firm

NISOURCE INC. RETIREMENT SAVINGS PLAN

NOTE:	Schedules not filed herewith are omitted because of the absence of the conditions under which they are required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Administrative Committee of the
NiSource Inc. Retirement Savings Plan
Merrillville, Indiana
We have audited the accompanying statements of net assets available for benefits of the NiSource Inc. Retirement Savings Plan (the “Plan”) as of December 31, 2005 and 2004, and the related statement of changes in net assets available for benefits for the year ended December 31, 2005. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005 and 2004, and the changes in net assets available for benefits for the year ended December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.
Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2005, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2005 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic 2005 financial statements taken as a whole.
/s/ Deloitte & Touche LLP
Indianapolis, Indiana
June 29, 2006

NISOURCE INC. RETIREMENT SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2005 AND 2004

	2005	2004
ASSETS:
Investments—at fair value:
Mutual funds	$491,694,033	$457,104,996
Money market funds	126,209,823	140,194,857
Plan interest in Master Trust	124,710,942	—
Common stock fund	—	140,589,143
Collective trusts	3,960,795	—
Participant loans	12,640,661	12,223,921

NET ASSETS AVAILABLE FOR BENEFITS	$759,216,254	$750,112,917

See accompanying notes to financial statements.

NISOURCE INC. RETIREMENT SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2005

ADDITIONS:
Contributions:
Participant	$26,102,913
Employer	11,846,678

Total contributions	37,949,591

Investment income (loss):
Net appreciation in fair value of investments	14,350,416
Dividends and interest	28,179,568
Interest in losses of Master Trust	(5,729,841)

Investment income, net	36,800,143

Transfers—net	260,673
Miscellaneous	80,257

Total additions	75,090,664

DEDUCTIONS:
Benefits paid to participants	(65,922,150)
Administrative expenses	(65,177)

Total deductions	(65,987,327)

NET INCREASE	9,103,337

NET ASSETS AVAILABLE FOR BENEFITS—Beginning of year	750,112,917

NET ASSETS AVAILABLE FOR BENEFITS—End of year	$759,216,254

See accompanying notes to financial statements.

NISOURCE INC. RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
1.	DESCRIPTION OF PLAN

NiSource Inc. (the “Company”) is a holding company whose major subsidiary companies are Northern Indiana Public Service Company (“NIPSCO”), Columbia Energy Group, Bay State Gas Company, Northern Indiana Fuel and Light (“NIFL”), and Kokomo Gas (“Kokomo”). The following description of the NiSource Inc. Retirement Savings Plan (the “Plan”) provides general information regarding the Plan. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General—The Plan is a defined contribution plan available to each eligible employee who works for the Company. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.

Plan Administration—The Company serves as administrator and sponsor of the Plan. The Company maintains an administrative committee appointed by the Board of Directors, which has the responsibility to assist the Company in administering the Plan. Fidelity Management Trust Company (the “Trustee”) holds all of the Plan’s assets and executes all investment transactions.

Contributions—Each year, participants may contribute up to 50% of compensation (as defined in the Plan) on a pre-tax basis and 25% on an after-tax basis, up to 75% in total. Additionally, participants who are at least 50 years old can make catch-up contributions to the Plan. Contributions are subject to certain limitations. Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan offers twenty-seven mutual funds, two money market funds and collective trusts, and one common stock fund held in a Master Trust as investment options for participants. Effective January 1, 2005, four of the twenty-seven mutual funds were closed to new investment.

The Company contributes an amount determined as follows:
a.	For the accounts of all participants who participate in the Final Pay Option of the Retirement Plan of Columbia Energy Group Companies, or any successor plan (as defined therein):
(1)	during the first 120 months of participation, an amount equal to 50% of the first 6% of the participant’s contribution;

(2)	from the 121st through the 240th month of participation, an amount equal to 75% of the first 6% of the participant’s contribution;

(3)	from the 241st month onward of participation, an amount equal to 100% of the first 6% of the participant’s contribution.
b.	For the accounts of all participants who participate in the Final Pay Option of the NiSource Inc. and NIPSCO Pension Plan Provisions Pertaining to Salaried and Non-Exempt Employees and Kokomo nonunion employees who participate in the Final Pay Option of the NiSource Inc. Subsidiary Pension Plan and Kokomo union employees, or any successor plans (as defined therein), an amount equal to 11.1% of all pre-tax contributions made by the participant to the Plan.

c.	For the accounts of all participants who participate in the Final Pay Options of the Bay State Gas Company Pension Plan, or any successor plan (as defined therein), an amount equal to 100% of the first 2 1/2% of pre-tax participant contributions plus 50% of the next 5% of participant pre-tax contributions. Certain employees, who were 45 or older on September 1, 1990 and employed on that date, are grandfathered into a match of 50% of the first 5% of participant pre-tax contributions.

d.	For accounts of all employees of NIFL who participate in the Final Pay Option of the NiSource Inc. Subsidiary Pension Plan or any successor plan (as defined therein), an amount equal to 50% of the first 6% of participant pre-tax contributions.

e.	For the accounts of all participants who participate in the Account Balance Option of the Retirement Plan of Columbia Energy Group Companies, the NiSource Inc. and NIPSCO Pension Plan Provisions Pertaining to Salaried and Non-Exempt Employees, the NiSource Inc. Subsidiary Pension Plan, or the Bay State Gas Company Pension Plan, or any successor plans (as defined therein), an amount equal to 75% of the first 6% of participant contributions. Current exempt employees were given the opportunity to elect a new account balance pension design effective January 1, 2006. All current exempt employees who have not already elected the new account balance design as of January 1, 2011 will be automatically converted on that date. Under the new retirement income program, the match will increase to 100% of the first 6% of participant contributions.
The matching contribution is invested directly into the Plan Interest in the Master Trust. Employees may subsequently redirect matching contributions among any of the funds available in the Plan.

The Plan allows the Company to make additional discretionary profit sharing contributions to the Plan. These contributions may be up to 1.5% of each participant’s compensation. Such discretionary contributions are determined and credited in the year following the Plan year. No such contributions were made in 2005.

Rollovers from Other Qualified Employer Plans—The Plan allows for employees to transfer certain of their other qualified employer retirement plan assets to the Plan. These amounts are reflected in participant contributions in the accompanying statement of changes in net assets available for benefits.

Participant Accounts—Each participant’s account is credited with the participant’s contribution and allocations of the Company’s contribution and Plan earnings and charged with an allocation of Plan losses and certain administrative expenses.

Vesting—Participants are fully vested in their accounts at all times.

Participant Loans—Participants may borrow from their accounts a minimum of $1,000 up to a maximum of $50,000 or 50% of their account balance, whichever is less. The loans are secured by the balance in the participant’s account and bear interest at prime rate plus 1% based on the last day of the month prior to loan initiation. Interest rates on outstanding loans range from 4.75% to 11% at December 31, 2005. Principal and interest are paid ratably through payroll deductions over a period not to exceed five years, unless the loan is to purchase the participant’s primary residence which allows repayment up to 15 years (30 years prior to January 1, 2002). Effective July 1, 2005, participants who terminate employment on or after July 1, 2005 with an outstanding Plan loan may make loan repayments through direct payments from their bank accounts. Participants may have two loans outstanding at any given time.

Participant Withdrawals—Withdrawals from the Plan are generally permitted when the participant terminates employment, retires, or becomes permanently disabled. The Plan offers the following options for withdrawals while still employed:
•	Age 59 1/2 withdrawals;

•	Voluntary withdrawals from after-tax, rollover and matching contributions; and

•	Hardship withdrawals, subject to the Plan rules.
A hardship withdrawal may result in the suspension of the participant’s deferral and Company matching contributions for six months.

Payment of Benefits—At the direction of the participant or beneficiary, distribution will be made in a lump sum payment in cash, or by such other method of payment as may be adopted by the administrative committee according to uniform standards. If the amount payable under the Plan to any participant or beneficiary is $5,000 or less, the administrative committee will direct that such amount be paid in a lump sum.

Transfers Between Plans—Transfers between plans occur when employees transfer in/out of a union but stay with NiSource Inc., which results in a transfer of any related balances between this Plan and other plans. Amounts are included in transfers, net on the accompanying statement of changes in net assets available for benefits.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting—The financial statements of the Plan were prepared in accordance with accounting principles generally accepted in the United States of America using the accrual basis of accounting.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation and Income Recognition—The Plan’s investments are stated at fair value. Quoted market prices are used to value investments. The fair value of the collective trusts is based on quoted redemption values as of the last day of the Plan year. The Plan’s investment in the Master Trust (see Note 6) is presented at fair value, which has been determined based on the fair value of the underlying investments of the Master Trust. Participant loans are valued at cost, which approximates fair value. Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the record date.

Payment of Benefits—Benefits are recorded when paid.

Administrative Expenses—Most administrative expenses of the Plan are paid by the Company. Certain other expenses of the Plan such as investment manager and broker fees are paid by the Plan. Certain loan administration fees are paid from the individual participant accounts.

3.	INVESTMENTS

The following presents investments that represent 5% or more of the Plan’s net assets:

		December 31
		2005	2004
	Fidelity Retirement Money Market Fund	$130,170,618	$140,194,857
	Fidelity Magellan Fund	66,637,725	74,637,856
	Fidelity Contrafund	49,259,114	35,302,680
	Fidelity Growth Fund	42,750,812	41,558,666
	Fidelity Growth and Income Fund	49,848,993	54,303,423
	Fidelity Spartan U.S. Equity Index Fund	54,254,589	56,535,438
*	Plan interest in Master Trust	124,710,942	—
*	Nisource Inc. Common Stock Fund	—	140,589,143

*	Includes nonparticipant-directed and participant-directed investments
During 2005, the Plan’s mutual fund investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $14,350,416.

The Plan provides for investments in mutual funds and common stock that, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the accompanying statements of net assets available for benefits.

4.	RELATED-PARTY TRANSACTIONS

Certain Plan investments are shares of mutual funds managed by the Fidelity Management Trust Company. Fidelity Management Trust Company is the Trustee, as defined by the Plan; therefore, these transactions qualify as party-in-interest transactions. See Note 6 for additional related party information.

5.	PLAN TERMINATION

Although it has not expressed any intention to do so, the Company reserves the right under the Plan document to terminate the Plan at any time, subject to the provisions of ERISA. In the event of Plan termination, the rights of each participant to all amounts then credited to the participant’s account will continue to be nonforfeitable.

6.	INTEREST IN MASTER TRUST

Description of the Master Trust—The Master Trust was established for the investment of assets of the Plan and several other NiSource Inc. sponsored defined contribution retirement plans. Each participating retirement plan has an undivided interest in the Master Trust. The assets and liabilities of the Master Trust are held by the Trustee. At December 31, 2005, the Plan’s interest in the net assets of the Master Trust was approximately 85%. Investment income (losses) and certain administrative expenses relating to the Master Trust are allocated to the individual plans based upon average daily balances invested by each plan.

Summary of Significant Accounting Policies

Valuation of Investments—The Master Trust consists solely of investment in the NiSource Inc. Common Stock Fund, which is stated at fair value, measured by quoted market price in an active market.

Employee Stock Ownership Plan—The NiSource Inc. Common Stock Fund operates as an Employee Stock Ownership Plan (“ESOP”). As an ESOP, under the terms of this plan, participants may diversify their investment attributable to employer match at any time. Participants may also elect to have dividends paid to them in cash or reinvested in the fund.

Voting and Tendering Rights of NiSource Inc. Common Stock Fund Participants—Each participant in the NiSource Inc. Common Stock Fund is entitled to direct the Trustee as to the manner of voting at each meeting of shareholders. A participant’s interest is represented by the value of the participant’s interest in the NiSource Inc. Common Stock Fund.

Payment of Benefits—Any distribution consisting of units in the Plan interest in the Master Trust may be paid in cash or in whole shares of common stock represented by such units plus a cash amount equal to the fair market value of any fraction of a share of the common stock fund.

Other—Purchases and sales of stock held in the Master Trust are reflected as of the trade date. Pending sales and purchases of investments of the Master Trust include receivables and payables, respectively, related to transactions that have not been settled at year-end.

Dividend income on stock held in the Master Trust is recorded on the ex-dividend date. Interest earned in the Master Trust is recorded on the accrual basis.

Net appreciation (depreciation) in the fair value of investments held by the Master Trust include unrealized gains and losses associated with changes in the fair values of assets held at year-end as well as realized gains and losses on investments that were sold during the year.

Investments in the NiSource Inc. Common Stock Fund are exposed to various risks such as interest rate, credit and overall market volatility crisis. Due to the level of risk associated with the investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the accompanying statements of net assets available for benefits.

Related Party Transactions—The Master Trust invests in shares of the NiSource Inc. Common Stock Fund, which is managed by the Trustee that holds the assets of the Master Trust, and therefore, these transactions qualify as party-in-interest transactions.

The net assets for the Master Trust consist of investments at a fair value of $147,587,948 as of December 31, 2005.

Investment income (loss) for the Master Trust is as follows for the year ended December 31, 2005:

Net appreciation (depreciation) in fair value of investments	$(13,310,998)
Interest and dividends	6,538,137

Investment loss, net	$(6,772,861)

7.	TAX STATUS

The Internal Revenue Service (the “IRS”) has issued a determination letter dated February 25, 2004, stating that the Plan is qualified under applicable sections of the Internal Revenue Code (the “IRC”). The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.
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SUPPLEMENTAL SCHEDULE

NISOURCE INC. RETIREMENT SAVINGS PLAN
FORM 5500 SCHEDULE H, PART IV, LINE 4i—
EIN: 35-2108964, PLAN 005
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2005

	Identity of Issuer,	Description of Investment,
	Borrower, Lessor,	Including Maturity Date, Rate of Interest,		Fair
	or Similar Party	Collateral and Par or Maturity Value	Cost **	Value

*	NiSource Inc.	Plan interest in Master Trust	$100,924,576	$124,710,942
*	Fidelity Investments	Retirement Money Market Fund		130,170,618
*	Fidelity Investments	Managed Income Portfolio		3,960,795
*	Fidelity Investments	Magellan Fund		66,637,725
*	Fidelity Investments	Contrafund		49,259,114
*	Fidelity Investments	Equity Income Fund		11,589,938
*	Fidelity Investments	Growth Fund		42,750,812
*	Fidelity Investments	Growth and Income Fund		49,848,993
*	Fidelity Investments	Intermediate Bond Fund		29,221,386
*	Fidelity Investments	Overseas Fund		19,086,722
*	Fidelity Investments	Europe Fund		6,631,711
*	Fidelity Investments	Pacific Basin Fund		3,177,416
*	Fidelity Investments	Balanced Fund		32,552,042
*	Fidelity Investments	Puritan Fund		3,257,231
*	Fidelity Investments	Small Cap Independent Fund		6,773,511
*	Fidelity Investments	Spartan U.S. Equity Index Fund		54,254,589
*	Fidelity Investments	Freedom Income Fund		683,359
*	Fidelity Investments	Freedom 2010 Fund		5,106,943
*	Fidelity Investments	Freedom 2020 Fund		6,305,450
*	Fidelity Investments	Freedom 2030 Fund		2,551,127
*	Fidelity Investments	Freedom 2040 Fund		1,548,485
	PIMCO Investments	Total Return Fund (institutional)		11,697,661
	PIMCO Investments	Long-Term Government Fund		10,207,810
	PIMCO Investments	Low-Duration Fund (institutional)		6,665,332
	PIMCO Investments	StockPLUS Fund (institutional)		3,451,838
	Janus Investments	SmallCap Value Fund (institutional)		26,085,246
	Dreyfus Investments	Emerging Leaders Fund		9,192,108
	Morgan Stanley Investments	U.S. SmallCap Core Fund		7,500,340
	Vanguard Investments	U.S. Growth Investor Shares Fund		3,902,883
	American Funds Investments	EuroPacific Growth Fund		17,793,466
*	Various Plan participants	Participant loans, with interest rates ranging from 4.75% to 11% and maturity dates ranging from January 2006 to August 2031.		12,640,661

	TOTAL ASSETS (HELD AT END OF YEAR)			$759,216,254

*	Denotes a party-in-interest

**	Cost omitted for participant-directed investments

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
We consent to the incorporation by reference in Registration Statement Nos. 333-107421 and 333-107421-01 of NiSource Inc. on Form S-3, Registration Statement Nos. 333-127811, 333-127812, 333-107748, and 333-107743 of NiSource Inc. on Form S-8, and Registration Statement Nos. 333-33896 and 333-33896-01 of NiSource Inc. on Form S-4, of our report dated June 29, 2006, relating to the financial statements of NiSource Inc. Retirement Savings Plan (the “Plan”), appearing in this Annual Report on Form 11-K of the Plan for the year ended December 31, 2005.
/s/ Deloitte & Touche LLP
Indianapolis, Indiana
June 29, 2006

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

NISOURCE INC. RETIREMENT SAVINGS PLAN

By
/s/ David J. Vajda
Vice President & Treasurer, NiSource Inc.
Member, Administrative Committee

Each of the undersigned, in his capacity as an officer of NiSource Inc., hereby certifies as required by 18 U.S.C. ss.1350, that, to his knowledge, the accompanying annual report on Form 11-K of the NiSource Inc. Retirement Savings Plan for the fiscal year ended on December 31, 2005 fully complies with the requirements of 15 U.S.C. ss.78m and that the information contained in the accompanying annual report fairly presents, in all material respects, the net assets of the Plan available for benefits and changes in those net assets.

/s/ Robert C. Skaggs, Jr.	/s/ Michael W. O’Donnell
President and	Executive Vice President and
Chief Executive Officer	Chief Financial Officer